UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras signs contract for sale of power companies

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Rio de Janeiro, July 29, 2021 - Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on 09/11/2020, informs that today it signed contracts for the sale of its 20% stakes in Termelétrica Potiguar S.A. (TEP) and 40% in Companhia Energética Manauara S.A. (CEM) to Global Participações Energia S.A. (GPE), through its subsidiaries GFT Participações S.A. and GFM Participações S.A., respectively. The total amount of the transactions is R$ 160.3 million, of which R$ 81.3 million by TEP and R$ 79 million by CEM, to be paid upon closing of the transactions, subject to the adjustments provided for in the contracts.

The transactions are subject to the fulfillment of precedent conditions, such as approval by the Administrative Council for Economic Defense (CADE).

This disclosure to the market is in accordance with Petrobras' internal rules and with the special regime for divestment of assets by federal mixed economy companies, provided for in Decree 9,188/2017.

This operation is aligned with the company's portfolio optimization strategy and capital allocation improvement, aiming at value maximization.

About the power companies

TEP is a holding company controlled by GPE (holding 80% of its capital stock, Petrobras holding the remaining 20%) that holds direct equity stakes in Areia Energia S.A. and Água Limpa Energia S.A., owners of small hydroelectric plants, located in Tocantins, with installed capacities of 11.4 MW and 14.0 MW, respectively. In addition, TEP owns 60% of CEM's share capital (Petrobras owns the other 40%). CEM owns a natural gas thermoelectric plant located in the state of Amazonas, with 85.4 MW of installed capacity.

About GPE

GPE has operated in the power generation segment since 2001, controlling seven plants distributed in the states of Rio Grande do Norte, Amazonas, Tocantins and Bahia. GPE recently signed a contract with Petrobras to buy three more thermoelectric plants, located in the Camaçari Industrial Cluster in the state of Bahia.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer